09046714

Skanska AB

SE-169 83 Solna
Sweden

www.skanska.com

Mail Pr
Se

JUL 27 2009

Washington, DC
121

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
USA

July 20, 2009

Our contact
Petter Mattsson

SUPPL

Re: File Number 82-34932, Skanska AB

Please find enclosed our Press Releases published on July 14 and July 17, 2009.

Best regards,

Skanska AB

Petter Mattsson

Published	Item	Document name	Required by
July 14, 2009	Press Release	Invitation to telephone conference on July 23	law and by the listing agreement with Stockholm Stock Exchange
July 17, 2009	Press Release	Skanska to construct highway in Poland for PLN 367 M, SEK 890 M	law and by the listing agreement with Stockholm Stock Exchange

dlw 8/11

File Number 82-34932

SKANSKA

Press Release

July 14, 2009
15:00 pm CET

Invitation to telephone conference on July 23

Skanska will publish its Six Month Report 2009 on Thursday, July 23.

The telephone conference begins at CET 11.00 am (UK 10.00 am, US Eastern 05.00 am). Skanska´s President and CEO Johan Karlström and Hans Biörck, Chief Financial Officer will at this time present the report and thereafter respond to questions.

To participate in the conference, please register via
https://eventreg1.conferencing.com/webportal3/reg.html?Acc=360091&Conf=167419
If you are unable to participate, there will be a replay facility available until August 3 immediately following the teleconference. The number to dial is +44 20 7031 4064, code 840981.

The Interim Report will be published at approximately 08.00 CET. A slide presentation will be made available on the Skanska Group´s website www.skanska.com before the telephone conference.

After the conference there will be possibilities for individual meetings with Johan Karlström and Hans Biörck. To apply for a meeting please contact agneta.wendelstam@skanska.se no later than July 21.

If you have any practical questions regarding the telephone conference, please contact Agneta Wendelstam, +46 10 488 88 29 or by mail to agneta.wendelstam@skanska.se.

Looking forward to your participation.

Pontus Winqvist
SVP, Investor Relations

Karin Lepasoon
EVP, Communications & IR

For further information please contact:

Pontus Winqvist, Senior Vice President Investor Relations, Skanska AB, tel +46 10 448 88 51
Karin Lepasoon, Executive Vice President Communications & IR, Skanska AB, tel +46 10 448 88 74

This and previous releases can also be found at www.skanska.com

Skanska is one of the world's leading project development and construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 56,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2008 totaled SEK 144 billion.

SKANSKA

Press Release

July 17, 2009
13:00 pm CET

Skanska to construct highway in Poland for PLN 367 M, SEK 890 M

Skanska has been awarded an assignment to construct a section of a ring road around the Polish city of Poznan. Skanska's share of the total contract amounts to PLN 367 M, or about SEK 890 M, which will be included in order bookings for the third quarter. The customer is the Polish Road Administration.

The project consists of an expansion of 14 km of the S11 highway west of Poznan. The assignment includes 12 flyovers, four traffic interchanges, one bridge, two pedestrian and bicycle bridges and a total of 12 km of local access roads.

The new highway will lead through traffic around Poznan and connect to the A2 and S5 highways. The project is being conducted by a consortium in which Skanska has 80 percent of the contract, which totals about PLN 459 million.

Work will begin in August and completed by the end of 2011. Skanska earlier this year completed an upgrading of another 14-km-stretch of S11 highway in the south of Poznan.

Skanska Poland is one of Poland's largest construction companies with sales totaling SEK 7.6 billion in 2008. The company has 5,700 employees. In Poland, Skanska is also active in commercial development and infrastructure development through Skanska Commercial Development Europe and Skanska Infrastructure Development.

For further information please contact:

Marcin Gesing, Press Officer, Skanska Poland,
tel +48 22 561 30 66 or +48 510 161 516
Pontus Winqvist, Senior Vice President Investor Relations, Skanska AB,
tel +46 10 448 88 51
Direct line for media: tel +46 10 448 88 99

This and previous releases can also be found at www.skanska.com

Skanska is one of the world's leading project development and construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 55,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2008 totaled SEK 144 billion.